From the Desk of Scott Mathis Direct: 212.739.7650 Fax: 212.655.0140 smathis@algodongroup.com

February 4, 2020

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Registration Statement on Form S-1
Filed on January 27, 2020
File No. 333-233586

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (“GGH”) received your telephone correspondence dated November 12, 2019 regarding comments on GGH’s amended Form S-1 as submitted to the SEC on January 27, 2020 (the “S-1”). This letter responds to your comments from your voice mail left on January 30, 2020. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1 We note the Company shares trade for approximately $0.40 compared to the $5.00 to $7.00 range of the offering. Please advise us of the reasons for the wide discrepancy. Revise the cover page and Risk Factors to address the discrepancy and the possibility that you will not be able to raise funds at the current price range. Also explain that investors purchasing in the offering could experience immediate decline in their share price due to the $0.40 market price.

Response: Simultaneously with the offering, the Company will effect a reverse stock split which is currently estimated at a 20 for 1 ratio. Based on the $0.36 share price as of the close of February 3, 2020, the price of the shares would be $7.40 per share post-reverse stock split. We have revised the language in footnote 1 to the registration fee table to include a reference to the reverse stock split. We have language in the Risk Factors section to explain that there is a possibility the Company will not be able to raise sufficient funds in the offering on page 26 of the S-1 and we have included language that post-offering, the investors purchasing in the offering could experience immediate decline in their share price due to market conditions.

United States Securities and Exchange Commission

February 4, 2020

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

gaucho group holdings, Inc. group (otcqb:vino)

135 Fifth Avenue, Floor 10, New York, NY 10010

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.gauchobuenosaires.com

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.